UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

DC
No Act

March 10, 2006

Robert J. Joseph
Jones Day
77 West Wacker
Chicago, IL 60601-1692

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/10/2006

Re: Xcel Energy Inc.
Incoming letter dated January 10, 2006

Dear Mr. Joseph:

This is in response to your letter dated January 10, 2006 concerning the shareholder proposal submitted to Xcel by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, CO 80202-3227

72903

JONES DAY

77 WEST WACKER • CHICAGO, ILLINOIS 60601-1692
TELEPHONE: 312-782-3939 • FACSIMILE: 312-782-8585

Direct Number: (312) 269-4176
rjjoseph@jonesday.com

January 10, 2006

No-Action Request
1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client Xcel Energy Inc., a Minnesota corporation (the "Company"), we are submitting this letter pursuant to rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholder Gerald R. Armstrong (the "Proponent") from its 2006 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 17, 2006. The definitive copies of the 2006 proxy statement and form of proxy are currently scheduled to be filed pursuant to rule 14a-6 on or about April 5, 2006. We hereby request that the staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter, which represents the Company's statement of reasons why omission of the Proposal from the Company's 2006 proxy statement and form of proxy is appropriate; and

2) The Proposal, attached hereto as Exhibit A, which the Proponent submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

HI-1514613v1

Discussion of Reasons for Omission

I. Rule 14a-8 (i)(7) — THE PROPOSAL MAY BE OMITTED BECAUSE IT DEALS WITH ORDINARY BUSINESS OPERATIONS.

The Proposal should be considered a matter of ordinary business operations. Under rule 14a-8(i)(7), a shareholder proposal dealing with a matter relating to the conduct of the ordinary business operations of a company may be omitted from the company's proxy materials. The Commission has stated that the policy underlying the ordinary business exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." *Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982).* In its release adopting revisions to rule 14a-8, the Commission reaffirmed this position stating: "The general policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Release 34-40018.* The Commission went on to say:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. . . .

In our judgment, the Proposal fits squarely within the category of proposals that the Commission intended to permit registrants to exclude under rule 14a-8(i)(7) because the Proposal falls within the purview of ordinary business operations. Seeking to take away the chairmanship from the Company's President, CEO and Chairman is a matter falling within the Company's ordinary business operations.

Under Article 3, Section 1 of the Company's bylaws, the Chairman of the Board is an officer of the corporation. On December 14, 2005 the Board of Directors of the Company elected Mr. Richard C. Kelly as Chairman of the Board. Immediately prior to his election, Mr. Kelly was serving as the President and Chief Executive Officer of the Company. Because implementation of the Proposal would have the effect of nullifying Mr. Kelly's election as Chairman of the Board, terminating him as Chairman and effectively forever prohibiting him from attaining such office, the Proposal would have the effect of impacting hiring, promotion and termination of employees.

The Proposal refers in a disparaging way to Mr. Wayne Brunetti who recently retired as Chairman and Chief Executive Officer of the Company as well as to Mr. Kelly, the newly-elected Chairman. In the past, the Staff has taken the position that proposals which focus on the decision to terminate, censure, punish or otherwise discipline a particular officer or executive are excludable under both rule 14a-8(i)(7) as well as its predecessor, rule 14a-8(c)(7). The Staff has been faced with requests to exclude proposals under the applicable provision of rule 14a-8 in situations where a stockholder like the Proponent attempts to use the stockholder proposal process to otherwise discredit the CEO or other executives. See e.g., *Allegheny Energy, Inc.* (March 3, 2003) (proposal to remove the CEO and President excluded under 14a-8(i)(7) as relating to ordinary business operations (i.e. termination, hiring or promotion of employee)); *Merrill Lynch & Co., Inc.* (February 8, 2002) (proposal to force CEO to resign excluded under 14a-8(i)(7) as relating to ordinary business operations (i.e. termination, hiring or promotion of employee)); *Norfolk Southern Corporation* (February 1, 2001) (proposal to "remove the company's current top management" and "immediately commence a search for qualified [individuals]" to replace management" excluded under rule 14a-8(i)(7)); *Spartan Motors, Inc.* (March 13, 2001) (proposal that directors immediately remove company's chief executive officer); *Wisconsin Energy Corporation* (January 30, 2001) (proposal that directors seek the resignation of the chief executive officer and president); *U.S. Bancorp* (February 27, 2000)(proposal to remove officers and board of directors excluded under rules 14a-8(i)(7) and 14a-8(i)(8)); *Exxon Corporation* (January 26, 1990)(removal of CEO excluded as ordinary business (i.e., the decision to terminate executive personnel)); and *Continental Illinois Corp.* (February 24, 1983) (proposal calling for the termination of the chairman of the board and the president excluded as ordinary business (i.e., the employment of executive personnel)).

This Staff has noted in these situations that decisions related to employment of executive personnel are matters of ordinary business operations. The current circumstances are similar to those cited above because the request of the Proponent for the separation of the positions of Chairman and CEO of the Company is directly related to the employment of executive personnel, in this case, the determination of who may serve in an executive officer position as Chairman of the Company.

In addition to impermissibly seeking to impact executive officer hiring decisions generally, the Proposal also apparently is seeking to censure a current executive officer. Although Proponent has attempted to cast the Proposal as a corporate governance issue, the nature of the personal attacks against Messrs. Brunetti and Kelly make it clear that the Proposal is a direct attempt by Proponent to embarrass and discredit Messrs. Brunetti and Kelly. As such, it is an impermissible attempt to censure an executive officer. After making references to internal personnel reorganizations and Mr. Kelly's decision to spend time in Colorado (where the Company has significant operations), the Proposal states, "The Proponent believes that an independent Board Chairman would have followed approved governance practices and required policies for accountability." Clearly, the Proponent did not agree with these business decisions and is seeking to discredit Mr. Kelly by alleging (falsely) that he or Mr. Brunetti violated Company policies and is seeking to punish Mr. Kelly by removing him from the office of Chairman. Numerous Staff decisions have consistently held that proposals seeking to censure an existing officer may be omitted under the ordinary business operations exclusion.

In *UAL Corporation* (March 15, 1990), for example, a stockholder proposed that the board censure the President and CEO for his conduct in promoting the unconsummated leveraged buyout of the company, which censure would include a request that he resign from the office of President and CEO. The Staff ruled that the proposal could be excluded, and the proponent sought reconsideration. In adhering to its position concurring that the proposal could be excluded, the Staff in its reconsideration letter reiterated that rule 14a-8(c)(7) provided a basis for the omission of the proposal because the decision to request censure of an executive officer as well as his resignation was a matter related to the conduct of the ordinary business operations of the Company.

Similarly, in *Deere & Company* (August 30, 1999), a shareholder proponent also sought to censure the company's CEO and to reduce his annual salary by $50,000 for certain specified "failures of duty." As in UAL, the registrant in Deere maintained that the discipline sought by the shareholder proponent for the CEO's alleged "failures of duty" also related to the CEO's effectiveness in managing the company's operations. Since determining the appropriateness of implementing disciplinary actions constituted an important element in the board's management of the company, the company maintained that the proposal should be excluded under rule 14a-8(i)(7), as the shareholder proponent attempted to supplant the discretion of the board in such business matters with the proponent's own judgment without the benefit of an intimate knowledge of the company's business. The Staff concurred with the registrant's request to exclude the proposal under Rule 14a-8(i)(7), noting specifically "that the proposal appears to focus on the decision of whether to discipline a particular employee."

As in the cited cases, the Proposal targets Mr. Kelly (and Mr. Brunetti) and seeks a policy that would result in Mr. Kelly's removal from his board chairmanship. This would clearly constitute an impermissable censure of Mr. Kelly. Accordingly, on behalf of the Company we request that no enforcement action be recommended to the Commission if the Company excludes the Proposal in its entirety on the basis of rule 14a-8(i)(7).

II. Rule 14a-8(i)(8) — THE PROPOSAL MAY BE OMITTED BECAUSE IT RELATES TO AN ELECTION FOR MEMBERSHIP ON THE COMPANY'S BOARD OF DIRECTORS.

The Proposal specifically targets Mr. Kelly by seeking to implement a policy which will have the effect of nullifying his election to the position of Chairman of the Board of Directors. Although the Proposal is couched as a corporate governance proposal, which the Company recognizes may be beyond challenge by registrants in other instances, the Proposal in essence calls for Mr. Kelly to be removed from the board chairmanship. Therefore, because Mr. Kelly currently serves as Chairman of the Board, the Proposal expressly relates to an election for membership on the board of directors under rule 14a-8(i)(8), and is therefore excludable under such rule.

In a proposal filed by the shareholder proponent against AT&T that the Staff recognized as properly excludable, (See *AT&T Corp.* (February 13, 2001, reconsideration denied March 29, 2001)) the shareholder proponent proposed that the board adopt a policy to require that any future chief executive officers or chairpersons of the board not be the same person, and that the chairman of AT&T be an independent director who has not previously served as the chief executive officer of AT&T. There, the Staff permitted AT&T to exclude the proposal under rule 14a-8(i)(8). The same result should apply here.

Rule 14a-8(i)(8) permits a registrant to omit a shareholder proposal if the proposal "relates to an election for membership on the company's board of directors or analogous governing body". The Company's current Chief Executive Officer also serves as Chairman of the Board of Directors with an annual term that expires at the Company's 2006 Annual Meeting. It is highly likely that consistent with the Company's historical business practices the Chief Executive Officer will again be nominated by the Board of Directors for election by the shareholders as a director at the 2006 and subsequent Annual Meetings. The supporting statements which question the business judgment and strategy of Mr. Brunetti and Mr. Kelly strongly suggest that the Proposal is merely a thinly disguised vehicle to embarrass Mr. Kelly by preventing his re-election as director and Chairman of the Board. The Staff has previously indicated that statements which question the "business judgment, competence and service of the Company's Chief Executive Officer who may stand for re-election at the upcoming annual meeting of shareholders" are excludable under rule 14a-8(i)(8). See *ExxonMobil Corporation* (March 20, 2002) ("ExxonMobil 2002"); *Black and Decker Corp.,* (January 21, 1997); and *Great Atlantic & Pacific Tea Company, Inc.,* (March 8, 1996). Moreover, because the position as Chairman is an executive officer position and thus, under the Proposal no person who served as Chairman for any period of time could be re-elected as Chairman, the Proposal is written so as to potentially influence the Company's shareholders from re-electing any person as a director who has served as Chairman. We recognize that in 2003 the Staff appeared to reverse the position it had taken in ExxonMobil 2002 because it did not permit ExxonMobil to exclude a somewhat similar proposal in 2003. See *ExxonMobil Corporation* (March 24, 2003) ("ExxonMobil 2003"). ExxonMobil 2003, however, can be distinguished from both ExxonMobil 2002 and the instant situation because the proposal in ExxonMobil 2003 did not contain direct personal attacks against the CEO and his business judgment, while the Proposal and ExxonMobil 2002 clearly do. Accordingly, where, as here, the business judgment of the chief executive officer who is up for reelection is questioned, the Proposal should be excludable under rule 14a-8(l)(8).

Because the Proposal submitted by the Proponent in this instance makes the same demand as the above referenced Staff precedents which were properly excluded by the Staff under rule 14a-8(i)(8) and its predecessor, rule 14a-8(c)(8), on behalf of the Company we request that no enforcement action be recommended to the Commission if the Company excludes the Proposal in its entirety on the basis of rule 14a-8(i)(8).

III. Rule 14a-8(i)(3) — THE PROPOSAL MAY BE OMITTED BECAUSE IT IS CONTRARY TO THE COMMISSION'S PROXY RULES INCLUDING RULE 14a-9 WHICH PROHIBITS MATERIALLY FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

If the Commission does not agree with the Company that the Proposal may be excluded from the Company's proxy materials under rule 14a-8(i)(7) because it deals with ordinary business operations, or rule 14a-8(i)(8) because it relates to an election of membership on the Company's Board of Directors, then the Proposal should be excluded because it violates rule 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials.

Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal or supporting statement from its proxy statement if such portions are contrary to rule 14a-9. Prior to the Staff's September 15, 2004 Legal Bulletin (See *SEC Staff Legal Bulletin No. 14B* (CF) (September 15, 2004)), the Staff took the position that this included factually false or misleading statements, opinions stated as fact, and undocumented assertions of fact. See, e.g., *Monsanto Co.* (Nov. 26, 2003) (false or misleading statements, opinions stated as fact, and undocumented assertions of fact); *Sysco Corp.* (Aug. 12, 2003) (false or misleading statements and undocumented assertions of fact); *Kroger Co.* (April 11, 2003) (false or misleading statements). In its September 15, 2004 Bulletin, the Staff announced that opinions stated as facts and undocumented assertions of fact would no longer be excludable, but that materially false or misleading factual statements would continue to be properly excluded under rule 14a-8(i)(3).

The Proposal contains numerous statements that are materially false and misleading within the meaning of 14a-9 and which should be excluded under rule 14a-8(i)(3). Statements in the Proposal such as: "The unchallenged reign of Wayne Brunetti as Chairman and President has been bad enough" and "Please note that the Attorney General of Minnesota had called for the dismissal of Wayne Brunetti. WHEN WILL WE LEARN?" are misleading within the meaning of rule 14a-9 as such statements fall within Note (b) to rule 14a-9 which states that "[m]aterial which directly or indirectly impugns character, integrity or personal reputation or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" is an example of "what, depending on particular facts and circumstances, may be misleading within the meaning of [rule 14a-9]." These statements contained in the Proposal are misleading because they impugn the character, integrity and personal reputation of Mr. Brunetti by suggesting that he was not suitable to hold his positions within the Company without offering any factual basis for such assumption.

The Proponent makes other statements that are both false and materially misleading in the Proposal. For example: "Now, our Board is handing the shareholders another era of 'one person' leadership and is allowing another empire to be built without sufficient review within the system." This statement is false in its claim that Mr. Brunetti provided, and Mr. Kelly will provide, the sole leadership for the Company and that the board of directors has neglected its duties. Such an assumption is both materially false as well as misleading within the meaning of rule 14a-9 and therefore properly excludable pursuant to rule 14a-8(i)(3).

In paragraph 7 of the Proposal, the Proponent states that: "In 2004, Mr. Brunetti abolished the position of Vice President for Colorado and Wyoming...". This statement, as well as the rest of paragraph 7 violates rule 14a-9 because it is irrelevant, inflamatory and intended to prejudice the shareholders against the management of the Company. The discussion of Mr. Kelly's appointment of someone to a similar position as those previously eliminated, his subsequent purchase of a home in suburban Denver and his decision to split his time between Minneapolis and Denver does not relate to the subject matter of the Proposal. The statement is false and misleading within rule 14a-9 because it encourages shareholders to believe that the decision to eliminate the position of Vice President of the Company's Colorado and Wyoming offices was made because of Mr. Kelly's living situation instead of the best interests of the Company.

In the next paragraph, the Proponent states he believes, "an independent Board Chairman would have followed approved governance practices and required policies for accountability." This statement is materially false and misleading because it implies that the Company's governance practices were violated and that there are no policies for accountability, both of which are simply false. In this regard, the statement also falls within Note (b) to rule 14a-9 because it makes a false charge concerning improper conduct.

In the next paragraph, Proponent cites from CalPERS' Corporate Governance Core Principles and Guidelines, (the "CalPERS' Guidelines"), as follows: "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management." As Peoples Energy Corporation and Merrill Lynch & Co., Inc. noted in their requests to omit the identical quotation, the CalPERS' Guidelines do not call for a separation of the CEO and chairman positions, and the use of the CalPERS' Guidelines citation to imply otherwise is materially misleading. See *Merrill Lynch & Co., Inc.* (February 6, 2004); *Peoples Energy Corporation* (November 3, 2002). The Staff concurred with Merrill Lynch and Peoples Energy that the supporting statement's use of the CalPERS' Guidelines citation may be materially false or misleading under Rule 14a-9 and allowed its omission from the company's proxy materials. Id. Although both of the no-action letters involved the CalPERS' Guidelines dated April 13, 1998, the updated guidelines, dated as of April 6, 2005 are not different in this respect. In fact, Suggestion 3 of those guidelines (which immediately follows the language cited by Proponent) implicitly endorses the concept that the Chairman and the chief executive office could be the same person. CalPERS' Guidelines state:

> To instill independent leadership, CalPERS suggests:
> 3. When the chair of the board also serves as the company's chief executive officer, the board designates - formally or informally - an independent director who acts in a lead capacity to coordinate the other independent directors.

For the same reasons as in Merrill Lynch and Peoples Energy, we believe the citation to the CalPERS' Guidelines should be excluded from the Company's proxy materials. Moreover, because the citation to the CalPERS' Guidelines is improper, the prior sentence, "Many respected institutional investors support the proposed separation," is rendered false and misleading.

The Proposal, as it is written, is rife with false and misleading statements within the meaning of rule 14a-9. In fact, such misleading statements predominate the Proposal. Therefore, it is the Company's position that the Proposal, in its entirety, should be excluded. If however, the Staff disagrees with this position, we request that the various misleading statements contained in the Proposal that have been identified herein be deemed by the Staff as properly omitted from the Proposal and therefore from the Company's 2006 proxy materials pursuant to rule 14a-8(i)(3).

IV. Rule 14a-8(i)(4) — THE PROPOSAL MAY BE OMMITTED BECAUSE IT RELATES TO A PERSONAL GRIEVANCE

Rule 14a-8(i)(4) allows registrants to exclude proposals which relate to the redress of a personal claim or grievance against the company or any other persons or which are designed to result in a benefit to the proponent or to further a personal interest not shared by the shareholders at large.

The provision was developed because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976). The Commission has consistently taken the position, see *Proposed Amendments to rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by*

Security Holders, Exchange Act Release No. 34-19135 (October 14, 1982), that rule 14a-8(i)(4) is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders. In discussing the predecessor rule [rule 14a-8(c)(4)], the Commission stated:

> It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large.

In fact, the Staff has indicated that the shareholder proposal process may not be used as a tactic to redress a personal grievance even if a proposal is drafted in such a manner that it could be read to relate to a matter of general interest. See *Release No. 19135* (Oct. 14, 1982) *supra* (stating that "a proposal, despite its being drafted in such a way that it might relate to matters which may be of general interest to all security holders, properly may be excluded under paragraph (c)(4) [now (i)(4)], if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest").

The Proponent, Mr. Armstrong, has been a frequent critic of Xcel Energy and, especially, of Mr. Brunetti. Given the Proponent's history of submitting shareholder proposals - he has submitted one in each of the last four years - and statements at prior annual meetings, it is clear that the Proposal was not designed to benefit the shareholders at large, but was instead intended to discredit Mr. Brunetti and Mr. Kelly and to influence the upcoming election of directors. In fact, this is not the first time that Proponent has alluded to the resignation of Mr. Brunetti. At the 2003 annual meeting, Proponent called for his resignation. Moreover, the Proposal, while couched as a corporate governance issue, presumably of interest to the shareholders at large, is actually nothing more than a personal grievance against Mr. Kelly, Mr. Brunetti and the Company. As the Staff has noted on several prior occasions, such a purpose is inappropriate for a shareholder proposal. See *Burlington Northern Santa Fe Corporation* (February 1, 2001) (six proposals related to various aspects of the Company's operations, where proponents were all members of the same family and there was a long-standing personal grievance with the Company involving one of the family members who was a former employee of the company); *Unocal Corporation* (March 30, 2000) (proposal requiring the company take specified actions regarding underground tanks and dismissing employees and legal counsel under specified circumstances, where proponent had been an unsuccessful litigant against the company); *The Southern Company* (December 10, 1999) (proposal requiring that the company form a shareholder committee for the purpose of investigating complaints against the company's management, where proponent was a disgruntled former employee); and *Phillips Petroleum Company* (March 4, 1999) (proposal relating to amending the company's bylaws to require shareholder approval prior to the "alienation" of assets exceeding a certain amount, where proponent was an ex-employee who had conducted an "extensive, ongoing correspondence campaign directed toward numerous company executives").

The Staff has noted that the costs and time associated with dealing with such proposals do a disservice to the interests of stockholders as a whole. *SEC Release No. 34-19135* (Oct. 14 1982). Each submission unnecessarily diverts the resources of the Company as well as of the Staff. In light of the Proponent's long history of filing customer complaints and shareholder proposals and his ongoing personal dissatisfaction with various management decisions made by the Company, it is clear that the Proposal is designed to air a personal grievance against the Company and its management. Therefore, on behalf of the Company, we request that the Staff recommend no enforcement action if the Company excludes the Proposal from its 2006 proxy materials pursuant to rule 14a-8(i)(4).

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2006 proxy materials. If the Staff disagrees with the Company's conclusion to omit the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter are simultaneously being forwarded to the Proponent.

Sincerely,

Robert J. Joseph

Robert J. Joseph

cc: Gerald Armstrong

Exhibit A

820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
November 7, 2005

Corporate Secretary
XCEL ENERGY INC.
800 Nicollet Mall, Suite 3000
Minneapolis, Minnesota 55402-2023

Greetings

Purusant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of XCEL ENERGY INC., at the coming annual meeting in 2006, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 914 shares are registered in my own name, and are shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, 820 Sixteenth Street, No. 705; Denver, Colorado 80202-3227; 303-355-1199; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, Shareholder

Enclosure

Certified Mail No. 7004 2510 0004 8299 0128

RESOLUTION

That the shareholders of XCEL ENERGY INC. request their Board of Directors to establish a policy of separating the roles of the Chairman of the Board and the Chief Executive Officer (or President) whenever possible, so that an independent director who has not served as an executive officer of the Company serves as the Chairman of the Board of Directors.

This proposal shall not apply to the extent that complying would necessarily breach any contractual obligations in effect at the time of the 2006 annual meeting.

STATEMENT

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the Director serving as President and Chief Executive Officer. The proponent believes that the separation of the roles of Chairman and CEO will promote greater accountability to shareholders of our Company.

The unchallenged reign of Wayne Brunetti as Chairman and President has been bad enough. Now, our Board is handing the shareholders another era of "one person" leadership and is allowing another empire to be built without sufficient review within the system.

Please note that the Attorney General of Minnesota had called for the dismissal of Wayne Brunetti.

WHEN WILL WE LEARN?

I believe that Richard Kelly can be a good President but he needs to be accountable to a Chairman of the Board and a Board of Directors while not attempting to serve independently in both positions.

In 2004, Mr. Brunetti abolished the position of Vice President for Colorado and Wyoming noting there was not a need for a geographical vice president. Recently, Mr. Kelly has appointed someone to a similar position but with a different title. And, recently, Mr. Kelly announced he was purchasing a home is suburban Denver and would be "splitting time between Xcel's Minneapolis headquarters and its Colorado offices."

The proponent believes that an independent Board Chairman would have followed approved governance practices and required policies for accountability.

Many respected institutional investors support the proposed separation. CalPER's Corporate Core Principles and Guidelines state: "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

In order to ensure that our Board can provide the strategic direction for our company with greater independence and accountability, please vote "FOR" this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Xcel Energy Inc.
Incoming letter dated January 10, 2006

The proposal requests that the board of directors establish a policy of separating the roles of chairman of the board and chief executive officer (or president), whenever possible, so that an independent director who has not served as an executive officer serves as chairman of the board.

We are unable to concur in your view that Xcel may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Xcel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Xcel may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Xcel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

We are unable to concur in your view that Xcel may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Xcel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Xcel may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Xcel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Attorney-Adviser